EXHIBIT 23.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We have issued our reports dated March 10, 2006 (except for the extension of the due date for the Senior Notes as described in Note 2, as to which the date is March 16, 2006) accompanying the financial statements of National Energy Group, Inc., as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, contained in the Registration Statement on Form S-4 and joint information statement/prospectus. We consent to the use of the aforementioned reports in the Registration Statement on Form S-4 and joint information statement/prospectus, and to the use of our name as it appears under the caption “Experts.”
/s/ Grant Thornton LLP
Houston, Texas
June 28, 2006